file 82-2783

Formation

SUPPL

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: formcap.com

Highest Grade Uranium Mineralization Encountered to Date on Virgin River

Vancouver, B.C., December 14, 2007 - Formation Capital Corporation (the "Company", FCO-TSX,) is pleased to provide its shareholders and interested parties with an update on its Virgin River Uranium Project, as provided to the Company by project operator, Cameco Corporation. Located within the south-central portion of the Athabasca Basin in northern Saskatchewan, the project is a joint venture formed in 1998 between Formation Capital Corporation's wholly owned Canadian subsidiary, Coronation Mines Ltd., and UEM, jointly owned by Cameco Corporation and by AREVA Resources Canada Inc. Coronation Mines Ltd. owns 2% of the project with a right of first offer to increase its ownership of the project up to 10%. To date, over $12 million has been spent on the project exploring for a large unconformity-type deposit that has resulted in the discovery of the Centennial Zone.

Diamond drilling completed during the summer / fall 2007 program consisted of 3 pilot holes and 1 wedge hole totaling a combined 4,787.7 metres. Previous diamond drilling completed earlier in the year also consisted of 3 pilot holes and 1 wedge hole totaling a combined 3,170.6 metres. The encouraging results of the early 2007 drilling were announced in the Company's news release dated July 05, 2007. Drill holes from both programs were designed to follow up on the Centennial Zone mineralization intersected during the 2004 - 2006 programs, test the zone's strike extent and grade, and evaluate the importance of a known graphitic conductor located to the east of the mineralization, known as the C conductor.

The Company has not yet received final certified assay data from the summer / fall drilling on the Centennial Zone, but has been informed that the rock samples are currently in the possession of the assay laboratory. However, preliminary radiometric field data is very encouraging with Cameco acknowledging that the highest grade uranium mineralization to date has been encountered in this latest round of drilling. In Cameco's Management's Discussion and Analysis section of their third quarter report in 2007, they state:

"Drilling continued on the Virgin River project (98% UEM inc., 2% Coronation Mines) with the objective of defining the limits of the Centennial Zone mineralization discovered in 2004. The Centennial Zone has now been defined over a strike length of at least 550 metres and remains open for expansion along the strike to the south. During the third quarter, intersection of the highest-grade uranium mineralization to date was encountered, and validated a newly developed geological interpretation of the mineralizing system. The next phase of drilling is scheduled to begin in January, and will focus on testing the new interpretation in more detail."

Encouraged with the 2007 exploration results, the Joint Venture approved a budget of $5.5 million for 2008 to continue exploration of the project, an increase of 67% over last year's budget. E.R. (Rick) Honsinger, P.Geo., is the Qualified Person under National Instrument 43-101 who has reviewed the information in this release as submitted to the Company by the project's operator, Cameco Corporation. More news on the project will be released when available.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation, 1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229, Investor Relations: Contact Encompass Communications toll free 1-877-566-6592
Email: inform@formcap.com - Or visit our Web site at: formcap.com

dlw 1/2/08

COBALT ... THE ESSENTIAL ELEMENT

07028796

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